

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-Mail
Mr. Alan J. Haughie
Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033

>   **Re:** **Federal-Mogul Corporation**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **Form 10-Q for the Quarter Ended June 30, 2012**
>   **Filed July 26, 2012**
>   **File No. 001-34029**

Dear Mr. Haughie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 48

1. We note from your statement of cash flows that expenditures for property, plant and equipment have been a significant cash outflow in the past few years. Please revise your Liquidity section of MD&A to disclose an estimate of your expected capital expenditures for the upcoming fiscal year.

Audited Financial Statements

Consolidated Statements of Operations, page 55

2. We note that for the year ended December 31, 2011, your equity earnings of non-consolidated affiliates represents approximately 44% of your consolidated loss before income taxes. Please tell us if your equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for any of your equity method affiliates exceeds 20 percent of such consolidated income for 2011. If so, please revise to include the separate financial statements of each significant affiliate as required by Rule 3-09 of Regulation S-X.

Note 6. Fair Value Measurements, page 72

3. We note that your disclosure of assets and liabilities measured at fair value on a non-recurring basis includes trademarks and brand names, property, plant and equipment, and asset retirement obligations. Please revise to include the fair value disclosures required by ASC 820-10-50 for the goodwill that was impaired and recorded at fair value during 2011.

Note 9. Goodwill and Other Intangible Assets, page 76

4. We note from the roll-forward of goodwill for the years ended December 31, 2011 and 2010 that there was a $19 million correction of tax adjustments during 2011. Please explain to us the nature of these tax adjustments and tell us why you believe it was appropriate to record these tax adjustments in 2011 rather than in a prior period.

5. We note your disclosure that there is $89 million of goodwill related to one reporting unit, for which carrying value exceeds fair value by 8% at December 31, 2011. We also note your disclosure that this is principally due to certain definite-lived intangible assets with implied fair values below carrying values that were not deemed impaired under FASB ASC 360. Please explain to us why these intangible assets were not deemed impaired as of December 31, 2011. It would appear that if the fair value of the goodwill balance exceeds carrying amount by 8%, there should be an impairment charge either to goodwill or these intangible assets. Also, please revise your Critical Accounting Estimates section to provide more robust disclosure for each reporting unit that is at risk of failing step one of the goodwill impairment analysis which includes:
    - Description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The

> discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
>
> - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 12. Debt, page 80

6. We note from your disclosure in Note 12 that the debt facilities contain some affirmative and negative covenants. Please tell us and revise in future filings to confirm that you were in compliance with all of your debt covenants at December 31, 2011.

Form 10-Q for the Quarter Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

7. We note your disclosure that as previously announced, your board of directors decided to segment your operations into two separate and independent divisions, the OE Division and the Global Aftermarket Division. Please tell us what effect, if any, the establishment of these two separate divisions will have on the reportable operating segments that you disclose in accordance with ASC 280.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief